FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 4, 2004

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item
1.	Translation of a letter to CONASEV dated August 31, 2004, modifying the Capital Stock of Telefónica Multimedia.
2.	Translation of a letter to CONASEV dated September 16, 2004 regarding the increase of Telefónica Servicios Integrados S.A.C.’s Capital Stock.
3.	Translation of a letter to CONASEV dated September 22, 2004 regarding the capitalization of loans of Servicios Editoriales del Perú S.A.A.
4.	Translation of a letter to CONASEV dated September 27, 2004 regarding adjustments to the Capital Stock of the Company’s Subsidiaries.
5.	Translation of a letter to CONASEV dated September 30, 2004 calling a Shareholder’s meeting.
6.	Translation of a letter to CONASEV dated October 5, 2004 regarding a Voluntary Retirement Program.
7.	Translation of a letter to CONASEV dated October 15, 2004 regarding the 30th Issue of the Second Program of Commercial Paper.
8.	Translation of a letter to CONASEV dated October 20, 2004 regarding the resignation of Antonio Villa Mardon.
9.	Translation of a letter to CONASEV dated October 20, 2004 regarding the 30th Issue of the Second Program of Commercial Paper.
10.	Translation of a letter to CONASEV dated October 20, 2004 regarding the financial statements of 3Q04.
11.	Quarterly Results for 3Q04.
12.	Translation of a letter to CONASEV dated October 22, 2004 regarding the redemption of Series G of the 28th Issue of the Second Program of Commercial Paper.

Item 1.

Lima, August 31, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs:

Pursuant to the Peruvian Capital Markets Law and regarding the Rules of Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that the Universal Shareholders’ Meeting of its subsidiary, Telefónica Multimedia S.A.C., held today, modified the agreement it disclosed to the market last August 9, 2004 regarding the increase of its capital stock.

This modification is in regard to the net value of the assets and liabilities transferred by Telefónica del Perú S.A.A. to Telefónica Multimedia S.A.C., which was S/.154,950,390.03 (one hundred fifty four million nine hundred fifty thousand three hundred ninety and 03/100 Nuevos Soles), such amount has been increased by S/.114,055.36 (one hundred fourteen thousand fifty five and 36/100 Nuevos Soles), to S/.155,064,445.39 (one hundred fifty five million sixty four thousand four hundred forty five and 39/100 Nuevos Soles).

Therefore, the Meeting unanimously agreed to state that Telefónica Multimedia S.A.C.’s Capital Stock is S/.406,366,123.00 (four hundred six million three hundred sixty six thousand one hundred twenty three Nuevos Soles), represented by 406,366,123 shares with a value of S/.1.00 each, duly registered and paid.

Best regards,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 2.

TRANSLATION

Lima, September 16, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs:

According to article 28 of the Peruvian Capital Markets Law and regarding the Rules of Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that the Shareholders’ Meeting of Telefónica Servicios Integrados S.A.C. has approved the increase of its capital stock to S/.71,248,599.00, as a result of the capitalization of the debts they had with Telefónica del Perú S.A.A.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 3.

TRANSLATION

Lima, September 22, 2004

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs:

According to article 28 of the Peruvian Capital Markets Law and regarding the Rules of Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that its Board of Directors today authorized the capitalization of part of the loans which the company had with Servicios Editoriales del Perú S.A.A. as of August 31st, 2004, in the amount of S/.25,000,000.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 4.

TRANSLATION

Lima, September 27, 2004

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs:

Pursuant to the Peruvian Capital Markets Law and regarding the Rules of Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002- EF/94.10, Telefónica del Perú S.A.A. informs that on September 24th, 2004, the Shareholders’ Meetings of its subsidiaries, Telefónica Multimedia S.A.C., Servicios Editoriales del Perú S.A.C. and Telefónica Servicios Comerciales S.A.C., reached the following agreements, which are considered Key Events:

Telefónica Multimedia S.A.C.: reduced its capital stock by S/.170,309,139.00 (one hundred seventy million three hundred nine thousand one hundred thirty nine and 00/100 Nuevos Soles), from S/.406,366,123.00 (four hundred six million three hundred sixty six thousand one hundred twenty three and 00/100 Nuevos Soles) to S/.236,056,984.00 (two hundred thirty six million fifty six thousand nine hundred eighty four and 00/100 Nuevos Soles), to account for the losses as of August 31st, 2004.

Servicios Editoriales del Perú S.A.C.: (i) increased its capital stock to the amount of S/.100,000.00 (one hundred thousand and 00/100 Nuevos Soloes) to S/.25,100,000.00 (twenty five million one hundred thousand and 00/100 Nuevos Soles), through the capitalization of S/.25,000,000.00 (twenty five million and 00/100 Nuevos Soles) in principal amount, a portion of the total debt owed to Telefónica del Perú S.A.A. as of August 31st, 2004; and (ii) reduced its capital stock in S/.19,794,490.00 (nineteen million seven hundred ninety four thousand four hundred ninety and 00/100 Nuevos Soles), from S/.25,100,000.00 (twenty five million one hundred thousand and 00/100 Nuevos Soles) to S/.5,305,510.00 (five million three hundred five thousand five hundred ten and 00/100 Nuevos Soles) to account for the losses as of August 31st, 2004.

Telefónica Servicios Comerciales S.A.C.: approved the payment of dividends for the amount of S/.15,109,988.00 (fifteen million one hundred nine thousand nine hundred eighty eight and 00/100 Nuevos Soles) to be accumulated to the results as of December 31st, 2003.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 5.

GGR-135-A-    -2004

Lima, September 30, 2004

Messrs.

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Lima.-

Ref.-Important Events

Gentlemen:

In compliance with Article 28 of the Stock Market Law and CONASEV Resolution No. N° 107-2002-EF/94.10 Telefónica del Perú S.A.A. hereby advises you that in the exercise of the authority delegated to him by the Board of Directors, today the Chairman of the Board summoned a Shareholders’ Meeting to be held, on first summons, on November 8, 2004, at 9:00 hours, at Enrique Villar, block 2 s/n, Santa Beatriz, Lima. If the quorum required by law is not present, the Meeting will be held on November 12 or 16, as second summons and third summons, respectively, at the fixed place and time.

The purpose of the meeting is:

Purpose of the meeting:

•	Share capital increase resulting from the capitalization of the result of exposure to inflation accumulated at December 31, 2002 and amendment of the first paragraph of Article 5 of the Company Bylaws.

•	Reduction of the share capital resulting from the return of contributions to shareholders and amendment of the first paragraph of Article 5 of the Company Bylaws.

In compliance with the Regulations on Important Events, Reserved Information and Other Communications, please find enclosed herewith the files containing the following information, which are available to the shareholders at the Board of Directors Secretariat:

•	Notice of the meeting to be published in the next few days in “El Peruano” and in another daily of heavy circulation in Lima; and

•	Motions that will be submitted for the consideration of the Shareholders’ Meeting.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

TELEFONICA DEL PERU S.A.A.

SHAREHOLDERS’ MEETING

Pursuant to the provisions set forth in Articles 13 and 17 of the company bylaws and Articles 115 and 258 of the General Corporations’ Law, a Shareholders’ Meeting is called to be held, on first summons, on November 8, 2004, at 9:00 hours, at Enrique Villar, block 2 s/n, Santa Beatriz, Lima. If the quorum required by law is not present, the Meeting will be held on November 12 or 16, on second summons and third summons, respectively, at the fixed place and time.

Purpose of the meeting:

•	Share capital increase resulting from the capitalization of the result of exposure to inflation accumulated at December 31, 2002 and amendment of the first paragraph of Article 5 of the Company Bylaws.

•	Reduction of the share capital resulting from the return of contributions to shareholders and amendment of the first paragraph of Article 5 of the Company Bylaws.

ATTENDANCE

Pursuant to the provisions set forth in the General Corporations’ Law, those who have the status of shareholders on October 26, 2004 will be entitled to attend the Shareholders’ Meeting.

By virtue of the provisions set forth in Article 13 of the company bylaws, the shareholders may be represented by another person, for which purpose they must issue a power of attorney in writing with signature legalized before a notary public, especially for the Shareholders’ Meeting, unless the power of attorney has been issued through a public deed. The powers of attorney must be registered with the Secretary of the Board, located at Avenida Arequipa 1155, sixth floor, Santa Beatriz, Lima, no less than twenty-four hours in advance of the time fixed to hold the meeting, whether it is on first, second or third call, without considering in such term the hours corresponding to non-working days.

The documentation relating to the business that will be transacted at the meeting shall be available to the shareholders of the Company at the Board of Directors Secretariat, located at Av. Arequipa 1155, 6th floor, Santa Beatriz, Lima.

Lima, September 30, 2004

Chairman of the Board

SHAREHOLDERS’ MEETING

MOTION NO. 1

SHARE CAPITAL INCREASE RESULTING FROM THE CAPITALIZATION OF THE RESULT OF EXPOSURE TO INFLATION ACCUMULATED AT DECEMBER 31, 2002 AND AMENDMENT OF THE FIRST PARAGRAPH OF ARTICLE 5 OF THE COMPANY BYLAWS.

Whereas, enforcing the resolution adopted by the Board of Directors, a Shareholders’ Meeting has been summoned according to law so that it may give its opinion on the capitalization of the result of exposure to inflation and the amendment to the Company Bylaws;

Whereas, as it may be inferred from the financial information audited by the company at December 31, 2002, the effect of the restatement resulting from exposure to inflation accumulated from the capital account at said date is S/.1,173,603,880.30 (One billion one hundred seventy three million six hundred three thousand eight hundred eighty and 30/100 Nuevos Soles).

The Board of Directors has determined the convenience of capitalizing the restatement resulting from the effect of inflation accumulated at December 31, 2002, in order to reflect with greater accuracy the company’s equity position ;

As appropriate, the amount of the capital will be increased by increasing the face value of the existing shares, without altering the participating interest of each shareholder and without the possibility of exercising the preemptive right of subscription, in view that these are not new contributions;

Taking into account the foregoing, the following is proposed to the Shareholders’ Meeting:

RESOLUTION:

1.	To approve the capitalization of the result of exposure to inflation accumulated at December 31, 2002, and consequently, the share capital increase in the amount of S/.1,173,603,880.30 (One billion one hundred seventy three million six hundred three thousand eight hundred eighty and 30/100 Nuevos Soles), that is, from S/.1,721,964,417.00 (One billion seven hundred twenty-one million nine hundred sixty-four thousand four hundred seventeen and 00/100 Nuevos Soles) to S/.2,895,568,297.30 (Two billion eight hundred ninety-five million five hundred sixty-eight thousand two hundred ninety-seven and 30/100 Nuevos Soles).

The referred share capital increase will be made by increasing the face value of a share from S/.1.00 to S/.1.68154943778957, that is, by S/.0.68154943778957, maintaining the same number of shares of stock, without altering the shareholders’ participating interest in the share capital.

2. To amend the first paragraph of Article 5 of the company bylaws, in the terms set forth in the following motion.

3. It is hereby stated for the record that the exercise of the preemptive right of subscription is not applicable in view that this capital increase is not made as a result of new contributions.

SHAREHOLDERS’ MEETING

MOTION No. 2

REDUCTION OF THE SHARE CAPITAL RESULTING FROM THE RETURN OF CONTRIBUTIONS TO SHAREHOLDERS AND AMENDMENT OF THE FIRST PARAGRAPH OF ARTICLE 5 OF THE COMPANY BYLAWS.

Whereas, enforcing the resolution adopted by the Board of Directors, a Shareholders’ Meeting has been summoned according to law so that it may vote on the reduction of the share capital and the amendment to the first paragraph of Article 5 of the Company Bylaws;

The Board of Directors has deemed it convenient for the equity interests to reduce the company’s share capital in order to obtain an adequate capital structure, in view of the significant reduction of its indebtedness levels, which has had a direct impact on the company’s financial structure.

In this sense, the reduction of the share capital for purposes of returning contributions to the shareholders is hereby submitted for the consideration of the Shareholders’ Meeting, which will be materialized by reducing the face value of the shares, maintaining the same number of shares issued.

Whereas, enforcing the resolution adopted by the Annual Mandatory Shareholders’ Meeting held on March 26, 2004, Telefónica del Perú S.A.A. has acquired shares of own issue, the rights of which, according to law, are currently suspended.

As a result of the foregoing, it is proposed to the Shareholders’ Meeting to return the amount of S/.0.435940725790780 per share, which amount will be contributed to the total amount of shares issued, with the exception of those shares of own issue.

Taking the foregoing transaction into consideration, as resolved by this Meeting, the share capital would be reduced from S/.2,895,568,297.30 (Two billion eight hundred ninety-five million five hundred sixty-eight thousand two hundred ninety-seven and 30/100 Nuevos Soles) to S/.2,152,455,521.25 (Two billion one hundred fifty-two million four hundred fifty-five thousand five-hundred twenty-one and 25/100 Nuevos Soles), which will be materialized by reducing the face value of a shares from S/.1.68154943778957 to S/.1.25 (One and 25/100 Nuevos Soles), maintaining 1,721,964,417 shares.

The proposed capital reduction will not affect the interests of the company creditors whose loans are duly protected, and will neither affect the company’s equity situation and permanent capital structure;

This transaction will affect all shareholders in equal terms, without altering their participating interest in the share capital and will not affect the particular rights of the classes of shares, for which reason it will not be necessary for the Special Shareholders’ Meetings to issue a statement in advance.

In this sense, the following is proposed to the Shareholders’ Meeting:

RESOLUTION:

1. To approve the reduction of the share capital in order to return contributions to shareholders in proportion to their participating interest in the share capital, at the rate of S/.0.435940725790780 per share, which amount will be paid to the total number of shares with the exception of those acquired by Telefónica del Perú S.A.A. upon the execution of the resolution adopted by the Annual Mandatory Shareholders’ Meeting held on March 26, 2004.

2. To approve the reduction of the share capital of Telefónica del Perú S.A.A. by S/.743,112,776.05 (Seven hundred forty-three million one hundred twelve thousand seven hundred seventy-six and 05/100 Nuevos Soles), that is, from S/.2,895,568,297.30 (Two billion eight hundred ninety-five million five hundred sixty-eight thousand two hundred ninety-seven and 30/100 Nuevos Soles) to S/.2,152,455,521.25 (Two billion one hundred fifty-two million four hundred fifty-five thousand five hundred twenty-one and 25/100 Nuevos Soles).

3. The referred capital reduction will be materialized by reducing the face value of the by S/.0.431549437789573 per share, that is, from S/.1.68154943778957 to S/.1.25, maintaining the same number of shares of stock of the company.

4. To amend the first paragraph of Article 5 of the Company Bylaws to read as follows:

“Article 5.- The Company’s share capital is S/.2,152,455,521.25 (Two billion one hundred fifty-two million four hundred fifty-five thousand five hundred twenty-one and 25/100 Nuevos Soles), represented by 1,721,964,417 nominal shares worth S/.1.25 each (One and 25/100 Nuevo Soles), fully subscribed and paid-in and divided into three classes, as follows:

a)	669,762,378	Class “A-1” shares;
b)	1,051,925,807	Class “B” shares; and
c)	276,232	Class “C” shares.

(…)”

5. To authorize Messrs. Javier Nadal Ariño, of Spanish nationality, identified by Foreign Residence Card No. N- 112870, Juan Revilla Vergara, identified by National Identity Document No. 08234014 and Julia María Morales Valentín, identified by National Identity Document No. 08276184, so that, with the broadest authority, any one of them may fix the effective date of the capital increase and reduction resolved at this meeting; determine the cut-off, registration delivery dates of said benefits; order the publication of the corresponding notices, and represent the Company and sign on behalf of it every public and private document that may be necessary to enforce and fully comply with the resolutions adopted at this Meeting, including the possible representation of the Company before any third party. It is hereby stated for the record that any one of the referred attorneys-in-fact may represent the Company before the creditors and negotiate and enter into the covenants, agreements and contracts, as appropriate, that may be required to ensure strict compliance with the debts undertaken by the Company and, in general, to adopt any decision that may be required for the enforcement of this resolution.

Item 6.

TRANSLATION

Lima, October 5, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs:

According to article 28 of the Peruvian Capital Markets Law and regarding the Rules of Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that on October 4th, 2004 the company announced to its employees the start of a Voluntary Retirement Program with Exceptional Benefits, with the following characteristics:

a.	The employees that can apply for this program must have, as of October 29th 2004, more than 15 years working for the company, whether they are affiliated or not to the Union.

b.	The benefits are determined according to the age of the employee, the time working for the company and date of acceptance of the Program.

c.	The program is valid until March 31, 2005.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 7.

TRANSLATION

October 15, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs:

According to article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the terms and conditions of the 30th Issue of the Second Program of Commercial Papers Telefónica del Perú, according to the notice which will be published on October 18th, 2004 and is enclosed herein.1

Best regards,

Julia María Morales Valentín

Stock Exchange Representative

[1]	Not included

Item 8.

TRANSLATION

Lima, October 20, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs:

Pursuant to article 28 of the Peruvian Capital Markets Law and regarding the Rules of Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that in the Board of Directors meeting held today Mr. Antonio Villa Mardon, identified with DNI N° 10840875, resigned as Director of Telefónica Multimedia S.A.C., Servicios Editoriales del Perú S.A.C. and Media Networks S.A.C. and as liquidator of Telefónica Perú Holding S.A.C.

Consequently, the respective Boards of Directors of the above mentioned companies appointed Mr. José Fermín Álvarez Carril, Spanish, identified with Passport N° 0587456 to said positions. Enclosed please find the information duly updated of the Economic Group.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Telefónica Empresas Perú S.A.A.

TELEFÓNICA PERÚ HOLDING S.A.C.

1. CIIU:	67120

2. R.U.C.:	20571900

3. Address:	Av. Arequipa N° 1155, Sta. Beatriz Lima

4. Legal Representative:	José Luis Escobar Gonzalez

5. Shareholders with 5% or more of the capital stock:

Telefónica Internacional S.A. 100%:

6. Liquidators:

José Fermín Álvarez Carril
José Luis Escobar Gonzalez
Jorge Rodríguez Irigoyen

TELEFÓNICA MULTIMEDIA S.A.C

1. CIIU:	92136

2. R.U.C.:	20290000263

3. Address:	Paseo de la República 3755, 6° piso, San Isidro

4. Legal Representative:	Schuler Schütz Werner

5. Shareholders with 5% or more of the capital stock:

Telefónica del Perú S.A.A. 99.9%

6. Board of Directors:

Nadal Ariño, Javier (President)	Passport No. 73180805-A
Revilla Vergara, Juan	DNI 08234014
Badiola Guerra, Alvaro	Pas. N° 05261731-K
Alvarez Carril, José Fermín	Pas. N° 0587456
Duncan Cary-Barnard, Michael Alan	D.N.I. No. 10803501

7. Chief Executive Officer

Schuler Schütz Werner, with DNI N° 10274322

SERCICIOS EDITORIALES DEL PERÚ S.A.C.

1. CIIU:	22156

2. R.U.C.:	20475355572

3. Address:	Paseo de la República 3755, piso 6, San Isidro

4. Legal Representative:	Schuler Schütz Werner, DNI 10274322

5. Shareholders with 5% or more of the capital stock:

Telefónica del Perú S.A.A. 99.9%

6. Board of Directors:

Nadal Ariño, Javier (President)	Passport No. 73180805-A
Revilla Vergara, Juan	DNI 08234014
Badiola Guerra, Alvaro	Pas. N° 05261731-K
Alvarez Carril, José Fermín	Pas. N° 0587456
Duncan Cary-Barnard, Michael Alan	D.N.I. No. 10803501

7. Chief Executive Officer

Schuler Schütz Werner

MEDIA NETWORKS S.A.C.

1. CIIU:	92136

2. R.U.C.:	2050163304

3. Address:	Paseo de la República 3755, 6 piso, San Isidro

4. Legal Representative:	Schuler Schütz Werner Ernesto

5. Shareholders with 5% or more of the capital stock:

Telefónica del Perú S.A.A. 99.9%

6. Board of Directors:

Nadal Ariño, Javier (President)	Passport No. 73180805-A
Revilla Vergara, Juan	DNI 08234014
Badiola Guerra, Alvaro	Pas. N° 05261731-K
Alvarez Carril, José Fermín	Pas. N° 0587456
Duncan Cary-Barnard, Michael Alan	D.N.I. No. 10803501

7. Chief Executive Officer

Schuler Schütz Werner Ernesto, DNI N° 10274322

Item 9.

TRANSLATION

October 20, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs:

According to the article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the of 30th Issue, of the Second Program of Telefónica del Peru’s Commercial Papers made on October 19th, 2004 the characteristics of the issue are:

Series:	C

Date of Auction:	October 19, 2004

Date of Issue:	October 20, 2004

Date of Redemption:	October 15, 2005

Maturity:	360 days

Amount:	S/.60,000,000

Yield:	4.4800%

Price:	95.7121% of the assigned price

At the same time, we inform you that no value has been assigned for Series B, and that there is a remaining balance for the 30th issue of S/.25,000,000.00 (twenty five million Nuevos Soles).

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 10.

TRANSLATION

Lima, October 20, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

Lima.-

Re: Key Events

Dear Sirs:

Pursuant to the Peruvian Capital Markets Law and regarding the Rules of Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that today it adopted the following decisions the Board of Directors of Telefónica del Perú S.A.A. which are considered key events:

✓	Approval of the consolidated and non-consolidated financial statements of the third quarter of the year 2004, which will be duly registered through the system MVNet and the order to submit them to the Comisión Nacional Supervisora de Valores – CONASEV, the Bolsa de Valores de Lima and other stock market institutions that may be concerned.

✓	Acceptance of the resignation of Mr. Antonio Villa Mardon, identified with DNI N° 10840875 as Chief Financial Officer and assignation of Mr. José Fermín Álvarez Carril, Spanish, identified with Passport N° 0587456 in such position.

✓	Acceptance of the proposals made by the President of the Board of Directors on September 30th, 2004, which will be submitted to the General Shareholders Meeting called for November 8, 12 and 16 for first, second and third call, respectively.

Sincerely yours,

Julia María Morales Valentín

Telefónica del Perú S.A:A.

Representative to the Stock Exchange

Item 11.

Quarterly Results

Telefónica del Perú S.A.A. and subsidiaries

July — September 2004

Significant Events

A summary containing the most significant events since July 2004 is presented below:

1.	Board of Directors approvals:

July 27, 2004 Board:

➢	Approved the individual and consolidated financial statements of the Company corresponding to the second quarter of 2004 and their filing with the Comisión Nacional Supervisora de Empresas y Valores, the Lima Stock Exchange and other relevant institutions of the stock market.

➢	Approved the acquisition of the total number of shares representative of the capital stock of Antena 3 Producciones S.A. and its consequent incorporation into the Telefónica Group. In that regard, it granted Company’s officials with the powers to negotiate and set the terms and conditions of the operation.

August 18, 2004:

➢	Authorized certain Company’s officials to negotiate the modification of the Technical and Management Capacity Transference Contract signed with Telefónica Internacional S.A. and signed the corresponding addendum. In light of said authorization, on September 30, 2004, the addendum to said contract was signed.

2.	Appointments and Resignations:

➢	The resignation of Mr. Diego Martínez-Caro to the positions of Central Manager of Control was accepted and Mr. Álvaro Badiola Guerra was appointed as his replacement.

➢	Mr. Diego Martínez-Caro resigned to the position of Alternate Director of the Company and Director of Telefónica Multimedia S.A.C, Media Networks S.A.C., Servicios Editoriales del Perú S.A.C., Telefónica Servicios Digitales S.A.C., Telefónica Servicios Técnicos S.A.C. and Telefónica Servicios Integrados S.A.C. Mr. Álvaro Badiola was appointed as his replacement in all the aforementioned positions.

3.	Corporate Actions:

➢	On August 31, Telefónica Multimedia S.A.C. undertook the capital stock increase resulting from receiving the equity block owned by Telefónica del Perú S.A.A. On September 24, Telefónica Multimedia S.A.C. reduced its capital stock to account for the full amount of losses up to August 31, 2004.

➢	On September 16, the General Shareholders’ Meeting of Telefónica Servicios Integrados S.A.C approved its capital stock increase as a consequence of the capitalization of debts that said company had with Telefónica del Perú S.A.A.

➢	On September 22, Servicios Editoriales del Perú S.A.C. increased its capital stock through the capitalization of part of an outstanding debt with Telefónica del Perú S.A.A., as of August 31, 2004. It also reduced its capital stock to account for the losses up to August 31, 2004.

➢	On September 24, Telefónica Servicios Comerciales S.A.C. approved the payment of dividends to be charged against the accumulated results as of December 31, 2003.

➢	On September 30, the Board of Directors called for a General Shareholders’ Meeting, which will take place, on first call, on November 8, 2004, in order to approve the following items:

a.	The increase of the capital stock by capitalizing the accumulated monetary correction as of December 31, 2002 and modification of the first paragraph of article 5 of the Company’s bylaws.

b.	The reduction of the capital stock by returning the contributions to the shareholders and the modification of the first paragraph of article 5 of the Company’s bylaws.

4.	In executing the operation approved by the Board of Directors and the Mandatory Annual General Shareholders’ Meeting, on August 8, the company acquired class B shares of its own issuance.

5.	On August 26, Telefónica del Perú S.A.A. subscribed a collective agreement with the Worker’s Union to be in place between December 1, 2003 until November 30, 2006, included.

6.	On October 4, the Company notified the employees of the launch of an Early Retirement Program with Exceptional Benefits, under certain characteristics to be in place until March 31, 2005.

TELEFÓNICA DEL PERÚ S.A.A. AND SUBSIDIARIES

Management discussion and analysis of the consolidated results for the third quarter and nine months ended September 30, 2004

It is recommended that the reading of this report be made along with the corresponding financial statements and their notes that have been presented simultaneously, since they form an integral part of this document and contain complementary information.

Economic Environment

The Gross Domestic Product during 3Q04 grew about 4.2%. This growth was fueled by exports (6.0%), while the domestic demand grew about 4.4%. Exports were increased due to the global economy growth, which translated into higher prices for commodities, and by commercial agreements, especially the ATPDEA. On the other hand, a deceleration of inflation was observed, which may result in inflation to finish this year slightly over the limit of the inflationary target (3.5%). Such deceleration is closely tied to exchange rate, which reached S/.3.342 per dollar by the end of the quarter. Finally, some improvements in the fiscal accounts and the country risk were observed.

The good performance of the economy during 3Q04 was supported by the dynamism in exports, and also by domestic demand. The growth of traditional exports is mainly explained by the higher prices of metals and higher exported volumes of gold, copper and fish flour. Among the non-traditional exports textile and agribusiness were the highlights of this segment. On a sector basis, the non-primary items recorded a larger expansion, particularly non-primary manufacturing, construction and services.

The inflation rate registered in 3Q04 was 0.2%, showing a clear deceleration regarding previous quarters. Despite this deceleration, there are some inflationary risks related to the increase of oil prices in the international market and the increase of local power tariffs. With the result of September, inflation for the last 12 months was 4.03% (above the top limit of the inflationary target) and the accumulated inflation for the period January-September was 3.22%. The highlights of 3Q04 were food and beverages (reduction of 0.1%) and housing, fuel and electricity (increase of 2.05%).

The 3Q04 fiscal accounts could still show signs of an important recovery, in line with the collecting dynamism present since mid 2002. In effect, current revenues grew 12.8% during 3Q04, mainly explained by the improvement in the collection of the IGV (Value Added Tax), the IR (Income Tax) and the IT (Tax on Imports). With these improvements, the fiscal deficit target could be achieved, in light of the reduction of public expenditures and lower-than-budgeted expenses in the Peruvian regions.

The nuevo sol versus the dollar reached S/.3.358, on average, in the inter-bank market. US currency has been depreciating for the fourth month in a roll, accumulating a drop of 3.3% year-to-date, mainly due to the improvement of the Peruvian external accounts and the reduction in the perceived country risk. The Peruvian EMBI dropped to 319 bps, lower than the 439 pbs showed by the end of the previous quarter, chiefly because of the improvement in the Brazilian country risk and the results of the fiscal accounts.

Operating revenues

The telecommunications market faces an ever more aggressive competitive environment, mainly in the businesses of long distance, fixed telephony, public telephony and prepaid cards.

Operating revenues for 3Q04 totaled S/.853 million, a 4.6% reduction compared to 3Q03, mainly due to the lower revenues from Local Telephony (-7.3%), Long Distance (-19.3%), Public and Rural Telephony (-10.0%) and Cable Television (-2.4%), which were not compensated by the increases in revenues for Business Communications (41.3%) and Other Operating Revenues (4.4%).

Meanwhile, operating revenues for 9M04 reached S/.2,590 million, dropping 4.2% compared 9M03, due to lower revenues in Local Telephony (-8.0%), Long Distance (-17.4%) and Public and Rural Telephony (-7.7%), partially offset by higher revenues in Business Communications (39.3%), Other Operating Revenues (3.1%) and Cable TV (2.7%)

Revenues for Local Telephony totaled S/.366 million in 3Q04, a 7.3% reduction compared with 3Q03. This variation is mainly explained by the effect of the productivity factor in place until August (6% annually) as well as the change in the Conditions of Usage established by Osiptel regarding charges during suspended service, which impacted on the revenues of monthly fee and local measured service from May 2004. Additionally, the reduction of Internet billed traffic due to the increase of flat tariff and ADSL clients also factored in. On the other hand, revenues for 9M04 showed an 8.0% reduction compared to 9M03, totaling S/.1,115 million. This reduction is due to the lower revenues from local measured service, as a consequence of the growth in the consumption limit and prepaid plant, which represented 55% of the plant in service at the end of 3Q04. Furthermore, it is reported an increase in the subscribers to tariff plans of lower consumption.

The revenues for Public and Rural Telephony totaled S/.163 million in 3Q04, representing a 10.0% reduction regarding 3Q03, while in 9M04 totaled S/.513 million, 7.7% lower than those of 9M03. The results are mainly explained by lower revenues from domestic long distance – resulting from the increasing migration from the use of coins toward cards and the expansion of the prepaid fixed telephony -, as well as the reduction in the average local traffic per public telephone as a consequence of the increase of the plant of mobile telephony.

Long Distance revenues during 3Q04 dropped 19.3% compared to 3Q03, totaling S/.78 million, mainly due to lower traffic in DLD and outgoing ILD, as well as lower revenues of incoming ILD because of a lower accounting rate, partially offset by lower expenses with carriers. Meanwhile, revenues for 9M04 reached S/.239 million, 17.4% lower than those in 9M03 due to the reduction of traffic in DLD and outgoing ILD caused by the migration to the use of prepaid cards, tied with the growth of plant of lines with consumption limit. These effects were partially compensated by higher revenues coming from the sale of Hola Perú cards, both in the 3Q04 and the 9M04 compared to similar periods of the previous year.

Revenues for Business Communications showed a 41.3% increase, going from S/.56 million in 3Q03 to S/.79 million in 3Q04, while they totaled S/.220 million in 9M04, 39.3% higher than those registered in 9M03. The higher revenues are mainly explained by the growth shown by the broadband market where ADSL lines increased from 47,175 in 9M03 to 144,083 in 9M04, which represents an increase of 205.4%.

It is worth noting than the Company continues with the expansion of the broadband (ADSL and Cablenet) nationwide; therefore, the number of lines in service grew from 68 thousand in 9M03 to 166 thousand in the 9M04, a 143.7% increase.

Cable Television revenues totaled S/.84 million in 3Q04, which represents a 2.4% decrease compared to 3Q03, and totaled S/.253 million in 9M04, a 2.7% increase compared to 9M03, mainly as a consequence of the increased revenues from monthly fee in 1.6% - an increase of 8.4% of the average billable plant.

Other Operating Revenues grew 4.4% in 3Q04 compared to 3Q03, totaling S/.83 million, while it totaled S/.251 million in 9M04, a 3.1% increase compared to 9M03, mainly due to the higher revenues for net adaptation, as a result of the higher number of operators in the market.

Operating expenses

Operating expenses totaled S/.627 million in 3Q04, which represents a 14.2% decrease in relation to the S/.731 million of 3Q03, due to, the reduction by S/.66 million in management fee -as a result of the addendum signed in the contract with Telefonica Internacional since July 1st, 2004-. Additionally, reductions of S/.15 million in depreciation, S/.13 million in general and administrative expenses, S/.7 million in personnel expenses, and S/.5 million in provisions improved to reduce operating expenses. The reduction of the general and administrative expenses is the result of lower expenses in advertising and promotion -in 2Q03 an aggressive campaign to communicate the new tariff plans was undertaken-, services of tele-attention to clients and commissions from rural plant outsourcing.

The accumulated expenses for 9M04 dropped S/.178 million, a 8.0% decrease compared to 9M03, totaling S/.2,032 million, mainly due to the reduction of S/.74 million in management fee, as a result to the change in the contract during this quarter, S/.49 million in depreciation and amortization, S/.36 million in personnel expenses, S/.14 million in general and administrative expenses (due to the aforementioned factors) and S/.13 million in provisions.

EBITDA and Operating Result

EBITDA (Earnings before interest, taxes, depreciation and amortization) grew 11.2% compared to 3Q03, totaling S/.475 million as a result of lower expenses that allowed to more than offset the lower revenues during 3Q04. An increase in the EBITDA margin was also recorded, from 47.8% in 3Q03 to 55.7% in 3Q04. Furthermore, the operating result increased S/.63 million in 3Q04 compared to 3Q03 as a consequence of lower management fees, depreciation and amortization and the general and administrative expenses.

Moreover, the accumulated EBITDA rose 1.1% in 9M04 compared to 9M03, as a consequence of lower expenses. Additionally, the EBITDA margin improved from 47.6% in 9M03 to 50.2% in 9M04. In the same way, the operating result in 9M04 increased S/.63 million compared to 9M03.

Non-operating Result

The non-operating result improved S/.34 million, going from a loss of S/.85 million in 3Q03 to a loss of S/.51 million in 3Q04, mainly because the account “others net” dropped S/.49 million, as a result of the lower adjustments recorded as contingencies.

Additionally, the net financial expenses showed a S/.5 million reduction as a consequence of the reduction of the lower levels of debt. These results were partially offset by the negative effect of the monetary correction (REI) that amounted to S/.18 million in 3Q04 compared to a positive REI of S/.3 million in 3Q03.

In 9M04, the non-operating result increased S/.240 million regarding 9M03, going from a loss of S/.268 million in 9M03 to a loss of S/.27 million in 9M04. This result is chiefly explained by a lower loss in “others net” of S/.120 million in 9M04 compared to 9M03 (mainly because of lower adjustments recorded as contingencies) and the positive effect of the monetary correction (REI) in S/. 115 million – as a consequence of a 4.91% increase in the WPI and a 3.52% appreciation of the Nuevo Sol in 9M04. Finally, the net financial expenses recorded a lower loss of S/.6 million compared to the ones of the same period of the previous year.

Net result

The net profit totaled S/.78 million in 3Q03, compared to the S/.26 million in 3Q03. Likewise, in accumulated terms, the net profit grew from S/.61 million in 9M03 to S/.273 million in 9M04. In both cases, this was mainly explained by the improvement of the operating result – the reduction of the operating expenses – and the lower non-operating result.

Consolidated Balance Sheet

The liquidity levels of the Company – measured by the current assets over current liabilities ratio – increased from 0.68 in 2Q04 to 0.76 in 3Q04, due to an increase in the cash levels of the Company.

During 3Q04, the Company continued reducing its “debt over debt plus equity” ratio, going from 29.7% in 2Q04 to 28.8% in 3Q04, mainly because of an increase in the equity. Additionally, an improvement in the “interest coverage” ratio – EBITDA over net interests – was reported, increasing from 17.0 in 3Q03 to 23.4 in 3Q04, as a result of an increase of 11.2% of the EBITDA and a reduction of 19.3% in the net financial expenses. Moreover, in accumulated terms, an increase in the “interest coverage” ratio was reported, going from 15.6 in 3Q03 to 16.9 in 3Q04. Finally, the “debt coverage” ratio – debt over EBITDA – was 0.9 in 9M04 compared to the 1.1 reported in 9M03.

TABLE 1

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS IN ADJUSTED SOLES (000) AS OF SEPTEMBER 30, 2004 1/

(Prepared In Accordance With Peruvian GAAP)

	3Q03		3Q04		Abs. Var. 3Q04-3Q03	% Var. 3Q04-3Q03	9M03		9M04		Abs. Var. 9M04-9M03	Var. % 9M04-9M03
		%		%		%		%		%		%
Local Telephone Service	395,058	44.2	366,151	42.9	(28,907)	(7.3)	1,212,338	44.8	1,114,769	43.0	(97,569)	(8.0)
Long Distance	96,316	10.8	77,697	9.1	(18,619)	(19.3)	288,681	10.7	238,562	9.2	(50,119)	(17.4)
Public Telephones	180,566	20.2	162,501	19.1	(18,065)	(10.0)	555,863	20.6	512,801	19.8	(43,062)	(7.7)
Cable TV	86,049	9.6	83,996	9.9	(2,053)	(2.4)	246,451	9.1	253,140	9.8	6,689	2.7
Business Communications	56,042	6.3	79,181	9.3	23,139	41.3	158,140	5.8	220,359	8.5	62,219	39.3
Other	79,664	8.9	83,181	9.8	3,517	4.4	243,335	9.0	250,789	9.7	7,454	3.1
Total Operating Revenues	893,695	100.0	852,707	100.0	(40,988)	(4.6)	2,704,808	100.0	2,590,420	100.0	(114,388)	(4.2)

Personnel	102,203	11.4	94,844	11.1	(7,359)	(7.2)	322,263	11.9	285,941	11.0	(36,322)	(11.3)
General and Administrative	250,939	28.1	238,210	27.9	(12,729)	(5.1)	752,552	27.8	738,658	28.5	(13,894)	(1.8)
Depreciation	264,729	29.6	249,526	29.3	(15,203)	(5.7)	792,715	29.3	743,364	28.7	(49,351)	(6.2)
Technology Transfer and Management Fees	76,310	8.5	9,926	1.2	(66,384)	(87.0)	231,865	8.6	157,870	6.1	(73,995)	(31.9)
Materials and Supplies	15,228	1.7	16,496	1.9	1,268	8.3	44,598	1.6	48,937	1.9	4,339	9.7
Provisions	32,652	3.7	27,281	3.2	(5,371)	(16.4)	99,599	3.7	86,413	3.3	(13,186)	(13.2)
Own Work Capitalized	(11,226)	(1.3)	(9,421)	(1.1)	1,805	(16.1)	(33,539)	(1.2)	(28,759)	(1.1)	4,780	(14.3)
Total Operating Costs and Expenses	730,835	81.8	626,862	73.5	(103,973)	(14.2)	2,210,053	81.7	2,032,424	78.5	(177,629)	(8.0)

Operating Income	162,860	18.2	225,845	26.5	62,985	38.7	494,755	18.3	557,996	21.5	63,241	12.8

EBITDA	427,589	47.8	475,371	55.7	47,782	11.2	1,287,470	47.6	1,301,360	50.2	13,890	1.1

Other Income (Expenses)
Interest Income	7,712	0.9	4,738	0.6	(2,974)	(38.6)	24,255	0.9	14,913	0.6	(9,342)	(38.5)
Interest Expenses	(32,838)	(3.7)	(25,020)	(2.9)	7,818	(23.8)	(106,871)	(4.0)	(92,019)	(3.6)	14,852	(13.9)
Others Net	(62,710)	(7.0)	(13,372)	(1.6)	49,338	(78.7)	(174,732)	(6.5)	(55,132)	(2.1)	119,600	(68.4)
Inflation Gain (Loss)	2,743	0.3	(17,746)	(2.1)	(20,489)	(747.0)	(10,439)	(0.4)	104,941	4.1	115,380	(1,105.3)
Total Other Income (Expenses)	(85,093)	(9.5)	(51,400)	(6.0)	33,693	(39.6)	(267,787)	(9.9)	(27,297)	(1.1)	240,490	(89.8)

Income Before Taxes and Participations	77,767	8.7	174,445	20.5	96,678	124.3	226,968	8.4	530,699	20.5	303,731	133.8

Workers’ Participation	(13,752)	(1.5)	(25,665)	(3.0)	(11,913)	86.6	(44,048)	(1.6)	(69,244)	(2.7)	(25,196)	57.2
Income Tax	(37,637)	(4.2)	(70,886)	(8.3)	(33,249)	88.3	(121,715)	(4.5)	(188,023)	(7.3)	(66,308)	54.5

Net Income	26,378	3.0	77,894	9.1	51,516	195.3	61,205	2.3	273,432	10.6	212,227	346.7

1/	Data is adjusted according to the WPI published by the National Statistics Institute

TABLE 2

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET IN ADJUSTED SOLES (000) AS OF SEPTEMBER 30, 2004 (1)

(End of Period Figures)

	3T04	2T04	1T04	4T03	3T03
ASSETS
CURRENT ASSETS

Cash and cash equivalents	352,221	255,251	123,853	52,457	31,759
Negotiable securities	45,388	39,512	53,559	48,622	62,247
Accounts and notes receivable - net	547,559	576,373	624,589	664,226	694,134
Other accounts receivable	214,044	223,639	230,737	373,937	244,065
Materials and supplies	37,487	37,176	35,575	29,370	35,583
Prepaid taxes and expenses	48,029	47,470	39,454	71,376	89,087

Total current assets	1,244,728	1,179,421	1,107,767	1,239,988	1,156,875

Accounts receivable - LT wit T. Móviles	0	0	0	0	239,076

LONG-TERM INVESTMENTS	0	92,489	91,653	90,793	74,735

PROPERTY, PLANT AND EQUIPMENT	15,195,811	15,073,072	15,067,236	15,020,794	14,730,805

Accumulated depreciation	(9,342,531)	(9,111,535)	(8,890,955)	(8,660,939)	(8,383,031)

Write-off Provision	(65,355)	(65,355)	(65,355)	(65,355)	(65,355)

	5,787,925	5,896,182	6,110,926	6,294,500	6,282,419

OTHER ASSETS, net	225,141	245,176	215,905	236,321	294,306

TOTAL ASSETS	7,350,914	7,413,268	7,526,251	7,861,602	8,047,411

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES

Overdrafts	368	5,911	4,213	23,087	0
Accounts payable and accrued liabilities	355,479	364,366	425,234	477,535	422,951
Other accounts payable	775,682	817,245	768,087	910,632	943,502
Provision for severance indemnities	2,374	3,000	3,077	2,779	0
Bank Loans	110,000	120,114	212,249	148,538	220,008
Current maturities of long-term debt	120,395	122,280	85,455	89,702	61,046
Current maturities of bonds	234,519	244,237	162,252	27,541	86,080
Commercial Papers	51,500	50,788	114,862	265,254	323,480
Total current liabilities	1,650,317	1,727,941	1,775,429	1,945,068	2,057,067

LONG-TERM DEBT	235,276	252,010	310,461	329,736	379,020

BONDS	746,561	746,976	783,994	952,724	901,674

GUARANTY DEPOSITS	104,203	102,398	105,576	109,333	109,927

DEFERRED EARNINGS	918,020	937,395	985,860	1,061,405	1,091,710

SHAREHOLDERS’ EQUITY

Capital stock	3,098,199	3,098,199	3,098,199	3,098,199	3,098,199
Treasury stock	(21,895)	0	0	0	0
Legal reserve	372,365	372,365	372,365	369,957	369,957
Retained earnings	247,868	175,984	94,367	(4,820)	39,857

TOTAL SHAREHOLDERS’ EQUITY	3,696,537	3,646,548	3,564,931	3,463,336	3,508,013

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,350,914	7,413,268	7,526,251	7,861,602	8,047,411

(1)	Data is adjusted according to the WPI published by the National Statistics Institute

TABLE 3

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

Statistical Data, End of Period Figures

	3Q03	4Q03	1Q04	2Q04	3Q04	Abs. Var. 3Q04-3Q03	3Q04/ 3Q03
Fixed-Wire Telephone Service: Local+Long Distance
Lines Installed	2,107,791	2,145,345	2,178,845	2,197,489	2,260,831	153,040	7.3
Profits (losses) in Lines in Service, net	46,152	49,052	33,536	42,988	46,990	838	1.8
Lines in Service Including Public Telephones (1)	1,915,191	1,963,554	1,998,141	2,043,885	2,095,838	180,647	9.4

Local Traffic - Minutes (000) (2)	1,482,289	1,446,274	1,395,796	1,341,295	1,302,021	(180,268)	(12.2)
Long Distance - Minutes (000) (3)	239,200	241,167	240,638	239,532	235,797	(3,403)	(1.4)

Number of Employees (Telefónica del Perú and Subsidiaries)	5,004	4,920	5,198	5,128	5,227	223	4.5
Number of Employees (Telefónica del Perú)	3,413	3,316	3,335	3,325	3,328	(85)	(2.5)
Lines in Service per Employee (Telefónica del Perú)	561	592	599	615	630	69	12.3
Digitalization Rate (%)	96	96	96	96	96	0	0.3
Lines in Service per 100 inhabitants	7.0	7.2	7.3	7.5	7.6	1	8.5

PUBLIC TELEPHONES
Lines in Service (4)	116,159	115,614	116,694	119,448	124,499	8,340	7.2

BROADBAND
Lines in services(5)	68,197	90,689	107,246	134,925	166,228	98,031	143.7

CABLE TV
Subscribers	355,011	363,088	369,741	373,203	383,260	28,249	8.0

(1)	Excluding Cellular Public Phones, Publifón and rurals
(2)	Including traffic F2F billing (voice and internet), F2F anf F2M
(3)	Including prebill traffic FTF (voice and internet)
(3)	Including Fixed and Cellular Public Phones, Fixed and rural cellular public phones
(5)	Including ADSL and Cablenet.

Item 12.

TRANSLATION

GCF-220-A1-0709-04

Lima, October 22, 2004

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Dear Sirs:

According to article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series G of the 28th Issue of the Second Program of Commercial Paper, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value
28th	G	360	10.28.03	10.22.04	S/.16,500,000

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.
Date: November 4, 2004	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.